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	 					UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 3)

						EMBREX INC.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						290817105
					   (CUSIP Number)

					Benjamin L. Douglas, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

						October 9, 1998
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

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CUSIP No. 290817105 					Page 2 of 6 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Palo Alto Investors
IRS No.:	94-3088699
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				991,000
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						991,000
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	991,000
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	12.0%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO, IA
------------------------------------------------------------------

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CUSIP No. 290817105 					Page 3 of 6 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

William Leland Edwards
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF, PF
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				28,400
   BENEFICIALLY		-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				991,000
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				28,400
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						991,000
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,019,400
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	12.3%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
------------------------------------------------------------------

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CUSIP No. 290817105							Page 4 of 6 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Embrex Inc. (the "Issuer"). The principal executive office of the Issuer is located at P.O. Box 13989, Research Triangle Park, NC 27709-3989.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	The names of the persons filing this statement are Palo Alto
Investors ("PAI") and William Leland Edwards ("Edwards") (collectively, the "Filers").

	(b)	The business address of the Filers is located at 470 University
Avenue, Palo Alto, CA 94301.

	(c)	PAI is an investment adviser registered under the Investment
Advisers Act of 1940. Edwards is the President and principal shareholder of PAI.

(d)	During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	PAI is a California corporation.  Edwards is a citizen of the
United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

PAI			Funds Under Management*	$6,291,652.06
Edwards		Working Capital			$  184,607.00

* Includes funds of PAI's advisory clients invested in the Stock.


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CUSIP No. 290817105							Page 5 of 6 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

PAI's principal purpose for acquiring the Stock is equity investment. Because of the current market price of the Stock, PAI has asked the Issuer's Board of Directors to consider various corporate actions, including, without limitation, a repurchase of certain shares of the Stock. PAI has offered to assist the Issuer's Board of Directors in reviewing the available options.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Each Filers beneficial ownership of the Stock at the date hereof is reflected on he cover sheet for that Filer.

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since August 9, 1998:

	Purchase			Number		Price	Type of
Name	 or Sale	Date		of Shares	  Per Share($)	Transaction

PAI	   P     8/19/98     1,600         5.72      Open market purchase
PAI     P     8/19/98     1,000         5.71      Open market purchase
PAI     P     8/24/98       500         5.71      Open market purchase
PAI     P     8/24/98     2,000         5.67      Open market purchase
PAI     P     8/24/98     1,000         5.66      Open market purchase
PAI     P     8/25/98     1,400         5.67      Open market purchase
PAI     P     8/25/98       400         5.72      Open market purchase
PAI     P     8/25/98     1,000         5.68      Open market purchase
PAI     P     8/25/98       500         5.66      Open market purchase
PAI     P     8/26/98     1,000         5.56      Open market purchase
PAI     P     8/26/98     1,200         5.55      Open market purchase
PAI     P     8/26/98     1,500         5.53      Open market purchase
PAI     P     8/27/98     8,000         5.26      Open market purchase
PAI     P     8/27/98       500         5.31      Open market purchase
PAI     P     8/27/98       600         5.30      Open market purchase
PAI     P     8/27/98     5,800         5.26      Open market purchase
PAI     P     8/27/98     4,100         5.26      Open market purchase
PAI     P     8/28/98     1,000         5.27      Open market purchase
PAI     P     8/28/98     1,000         5.25      Open market purchase
PAI     P     8/31/98     2,000         5.23      Open market purchase
PAI     P     8/31/98     3,000         5.23      Open market purchase
PAI     P     8/31/98     2,000         5.22      Open market purchase
PAI     P     9/01/98     1,000         4.43      Open market purchase
(continued on next page)

CUSIP No. 290817105							Page 6 of 6 Pages

(continued from previous page)

	Purchase			Number		Price	Type of
Name	 or Sale	Date		of Shares	  Per Share($)	Transaction

PAI     P     9/01/98       900         4.43      Open market purchase
PAI     P     9/01/98     3,000         4.41      Open market purchase
PAI     P     9/01/98     1,900         4.41      Open market purchase
PAI     P     9/21/98       800         4.44      Open market purchase
PAI     P     9/22/98     3,100         4.41      Open market purchase
PAI     P     9/22/98     1,000         4.43      Open market purchase
PAI     P     9/22/98     1,000         4.41      Open market purchase
PAI     P     10/5/98     1,000         4.43      Open market purchase
PAI     P     10/5/98     1,000         4.43      Open market purchase
PAI     P     10/5/98     1,700         4.41      Open market purchase
PAI     P     10/9/98     2,000         3.88      Open market purchase
PAI     P     10/9/98     1,000         3.86      Open market purchase

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than 5% of the class.

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	October 13, 1998

Palo Alto Investors

By:
     /s/ William L. Edwards
	William L. Edwards, President



/s/ William L. Edwards
William L. Edwards